UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301 Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Mr. Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Superintendency of Securities and Insurance
Av. Libertador Bernardo O´Higgins 1449

REF:     Ordinary Memorandum N° 07459 dated July 12, 2006
Subj.:     Acquisition of DECA Supermarket Chain

Dear Mr. Superintendent:

In reference to the aforementioned ordinary memorandum (the “Official Letter”), and as a complement to our response to the same matter dated July 13, 2006, I hereby proceed to inform you about the following:

1.

As it has been reported to your Superintendence during our original presentation related to the Official Letter, the management of Distribución y Servicio D&S S.A. (“D&S”) and the Rendic family have during the previous days signed an agreement of understanding (the “ADE”), subject to the  endorsement of the board of directors of D&S and the directors of three corporations that make up the Rendic Group, whose objective was  for the company that I represent to take up the operation of 19 establishments that are supermarkets operated by the Rendic Group.

2.

As it is known by the public, on the 20th of July, 2006, the Honorable Free Competition Defense Court, upon a requirement of the National Economic Regulatory Agency, imposed on D&S and Cencosud S.A., a preventive measure, by which both companies were prohibited to “execute acts or contracts whose objectives or effects are the acquisition or the control, in a direct or indirect manner, of any supermarket or chain of supermarkets that operates in the country”. (hereinafter the “Precautionary Measure”).

3.

During diverse discussions held after the application of such Precautionary Measure, the parties have agreed that upon the uncertainty that such measure imposes on the preliminary agreements reached in the ADE, and the severe damages and value destruction  of the businesses and assets of the Rendic supermarkets that would follow if the Precautionary Measure were to continue in force, or if a consultation procedure is initiated or a legal action in reference to this operation is filed, it is advisable not to continue with the negotiations and agreements reached in the ADE.

4.

The period assigned in the ADE  for both parties to communicate reciprocally  their intention to continue in the projected transaction expired yesterday, August 7, 2006. None of the parties has communicated their interest to continue ahead with the same, therefore, as a result of the previous, the ADE has expired in reference to the  possibility that the same may prompt D&S to take up the operation of the previously indicated supermarkets.

5.

In conclusion, in reference to the indications of Memorandum Number 705 of your Superintendence, we hereby wish to inform your office that the information contained in the press article  published in the Diario Financiero newspaper in the same date under the heading “Rendic refused to sell Deca chain to D&S and decides to take its own path”, has not been provided by D&S. The meaning of the content leads us to believe that such information was provided by the members of the Rendic Group.

Cordially yours,

Enrique Ostalé Cambiaso Chief Executive Officer Distribución y Servicio D&S S.A.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: August 9, 2006